Mail Stop 7010

December 20, 2005

Via U.S. mail and facsimile

Mr. Robert Salomon
Chief Financial Officer
Ashton Woods USA L.L.C.
1080 Holcomb Bridge Road
Building 200, Suite 350
Roswell, GA 30076

Re: 	Ashton Woods USA L.L.C.
Registration Statement on Form S-4
Filed November 23, 2005
File No. 333-129906 and 333-129906-01 through 21

Dear Mr. Salomon:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. If you intend to rely on the position the staff took in Exxon Capital Holdings Corporation (May 13, 1988) and subsequent related no-action letters, please provide us with a supplemental letter indicating that you are registering your exchange offer in reliance on our position contained in these letters and also include the representations contained in Morgan Stanley & Co., Inc. (June 5,
1991) and Shearman & Sterling (July 2, 1993).
2. Please disclose the information required by Item 19(a)(4) of Form
S-4.

3. To the extent additional subsidiaries of the company come into existence and are made guarantors on the registered notes prior to the expiration of the offering period, we assume you will update the facing page, the signature pages, and financial statements to reflect the additional guarantors.

Prospectus Summary, page 1

4. Please delete the last sentence of the first introductory paragraph since it is clear from the context. In addition, please relocate the second introductory paragraph to a more appropriate location in your prospectus.

5. Please substantially revise the disclosure under the heading "Business Strategy" as this disclosure merely repeats entire portions of your Business section. Your summary should be limited to providing a brief overview of the most important aspects of your business. If you believe this disclosure is necessary, reduce the disclosure to a bullet point presentation, with one sentence per bullet point.

Material United States Federal Income Tax Consequences, page 6

6. We note the disclosure that your exchange offer "will" not result in a taxable event. Please reconcile with the disclosure in the second sentence of the first paragraph under the heading "Exchange Offer" on page 115 that your exchange offer "should" not result in a taxable event.

Risk Factors, page 13

Our home sales and operating revenues could decline due to macroeconomic..., page 13

7. Item 503(c) of Regulation S-K states that issuers should not "present risk factors that could apply to any issuer or any offering." It appears that the risk described under this subheading could apply to nearly any issuer. Please revise to clearly explain how this risk specifically applies to you. Please also comply with this comment in risk factors seven, 11, 16 and 17.

Our operating results are variable, which may cause the value of the notes..., page 13

8. Please provide examples to illustrate the risk described under this subheading. Please also comply with this comment in risk factors three and 12.



We may incur additional operating expenses due to compliance..., page
15

9. Please quantify the risks described under this subheading.
Please
also comply with this comment in risk factors nine, 10, 13 and 14.

We may be unable to generate sufficient cash to service our debt..., page 18

10. Please quantify your annual debt service costs and the impact of an interest rate change on these costs. For example, what would be the impact of a one percent increase in your interest rates?

The Exchange Offer, page 23

11. Please apply the comments on this section set forth below to the section entitled "The Exchange Offer" beginning on page 4 and to
Exhibit 99.1, as appropriate.

Expiration Date; Extensions; Amendment, page 25

12. We note that you will announce the extension of the offer by making a public announcement prior to 5:00 p.m. on the next business day after the previously scheduled expiration date. Please revise the disclosure to comply with Rule 14e-1(d), which requires you to make the announcement prior to 9:00 a.m.

13. We note that you reserve the right to "delay accepting any original notes." Please clarify in what circumstances you will delay acceptance. For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

14. We note the disclosure in the second sentence of the first paragraph on page 26. Please revise here and, as appropriate, elsewhere in your prospectus to indicate that in the event of a material change in your exchange offer, including the waiver of a material condition, you will extend your exchange offer period, if necessary, so that at least five business days remain in your exchange offer following notice of the material change.

Exchange Offer Procedures, page 26

15. We note the disclosure in the last sentence of the fifth full paragraph on page 27 that the exchange agent will return certain original notes "as soon as practicable following the expiration date." Please reconcile with the disclosure in the third sentence of the last paragraph under the heading "Withdrawal of Tenders" on page
29. In addition, Rule 14e-1(c) under the Exchange Act requires that you return the original notes "promptly" upon expiration or termination of your exchange offer. Please revise here and, as appropriate, elsewhere in your prospects accordingly.

Conditions, page 29

16. Please disclose the basis upon which you will determine whether any condition has been satisfied. Please note that you must provide an objective standard for determining whether a condition has been satisfied. In this regard, we note that you currently use a "reasonable discretion" standard.

Use of proceeds, page 32

17. Please provide the information specified in Instruction 4 to Item
504.

Summary consolidated financial information and operating data, page
10 and Selected historical consolidated financial and operating data, page 34

18. Since you present a non-GAAP performance measure that excludes recurring expenses, please revise your current presentation to fully comply with our response to Question 8 of "Frequently Asked Questions
Regarding the Use of Non-GAAP Financial Measures." It appears to us that your current presentation does not address the material limitations associated with the non-GAAP measure you present or the manner in which you compensate for these limitations.

Management`s Discussion and Analysis of Financial Condition...,
page
37

Overview, page 37

19. Please expand your overview section to discuss the impact of raw material costs and your significant backlog on the financial condition and results of operations of your company.

20. We note the disclosure in the second bullet point of each of the
fourth, fifth and seventh paragraphs regarding the amount of your backlog. Please balance your disclosure by discussing the 15 to 20 percent of the backlog that you expect will be cancelled. We note the disclosure in the seventh full paragraph on page 42. Please also indicate what portion of the backlog you do not reasonably expect to fill in the current fiscal year.

21. We note the disclosure in the third sentence of the sixth paragraph regarding the delays in receiving government approvals. Please disclose the reasons why you have experienced these delays.
22. We note the significant impact that land sales have had on your results of operations. Please revise MD&A to address the factors that you consider in determining if and when to sell land and address the extent to which you believe future land sales will impact your operating results.

Results of Operations, page 38

23. Where there is more than one business reason for a change in a line item, please quantify the incremental impact of each individual business reason discussed in the overall change in the line item. For example, you disclose three reasons for the increase in general and administrative expenses for the period ended August 31, 2005 as compared to the period ended August 31, 2004, but you do not state the relative impact of each reason.

Three Months Ended August 21, 2005 Compared to Three Months
Ended...,
page 41

24. Please disclose the reasons why you experienced a decline in the amount of land sales revenues.

25. Please explain why homes in Dallas and Houston have lower gross margins than homes in Atlanta, Orlando and Phoenix.

Liquidity and Capital Resources, page 45

26. We note your disclosure in the last sentence of the first paragraph that you plan to finance your operations through the proceeds of the original notes. However, it appears that you used all of those proceeds to repay outstanding indebtedness. In this regard, we note your disclosure under the heading "Use of Proceeds" on page 32. Please revise to clarify your financing sources. In addition, please comply with this comment in third sentence of the first paragraph under the heading "Contractual Obligations" on page
46.

27. We note the disclosure in the second paragraph. Please explain the reasons why your debt to capitalization ratio has increased.

Table of Contractual Obligations, page 47

28. Please provide an updated tabular disclosure of your contractual obligations that includes the senior subordinated notes and related interest payments. In addition, please explain why you believe excluding obligations of certain entities consolidated under FIN 46R is appropriate. At a minimum, it appears to us that you should quantify and disclose the time periods of these obligations in note
(4). It also appears to us that you should quantify and disclose all land purchase options you have entered into and the time periods they are required to be exercised; and all obligations and land purchase options of your equity investments.

Operating Cash Flow, page 45
Investing Cash Flow, page 46
Financing Cash Flow, page 46

29. Please explain the business reasons for each change between periods discussed in these sections.

Senior Unsecured Credit Facility, page 46
9.5% Senior Subordinated Notes, page 46

30. It appears that your debt agreements contain certain covenants.
Please discuss the impact of these covenants on your operations, including any impact on your financial condition or results of operations.

Business, page 52

31. Please disclose the information required by Item 101(c)(iii) of
Regulation S-K.

32. Under an appropriately titled heading, please discuss in reasonable detail the title services that you provide through two joint ventures. In addition, please disclose the percentage of your revenues derived from this business. Finally, please file the joint venture agreements relating to these entities as exhibits to your registration statement.

33. Please describe in reasonable detail the material terms of your home building contracts. For example, what are the rights of the parties with respect to the cancellation of a contract?

34. Please disclose the basis for your statements in the first and fourth sentences of the introductory paragraph.

35. Please identify the nationally recognized survey company referenced in the last sentence of the introductory paragraph. Please also advise us as to whether this survey is generally available to the public, without payment of a subscription or other fees. Has this survey been published in widely circulated media or among members of the industry? If so, please tell us when and where.



Business Strategy, page 52

Provide Our Customers with Superior Value..., page 52

36. We note your statement that you are "recognized for building homes that offer superior design..." Please disclose the basis for this statement.

37. We note the disclosure in the second sentence of the second paragraph. Please identify the organizations that sponsored the awards and whether you have any affiliation with these sponsors.

38. We note the disclosure in the third sentence of the second paragraph regarding the five star rating. Please identify the organization that awards this rating and whether you have any affiliation with this organization.

Customer Financing, page 58

39. Please describe in greater detail the mortgage origination business and the percentage of your revenues derived from this segment of your business.

40. Please explain the meaning of the term "mortgage capture rate."

41. Please file the joint venture agreements relating to Ashton
Woods
Mortgage, LLC as exhibits to your registration statement

Competition and Market Factors, page 60

42. Please discuss your competition`s advantages over you and how this affects your competitive position within your industry.

Government Regulation and Environmental Matters, page 60

43. Please disclose the information required by Item 101(c)(xii) of
Regulation S-K.

Legal Proceedings, page 61

44. We note that you refer to the potential impact of contingences on your "financial position" here and in note 8 on page F-21. Please revise your disclosures to address other financial measures, including results of operations and cash flows, or the financial statements as a whole. Please be advised that if you believe a material loss is reasonably possible, you should provide all the disclosures required by SFAS 5 and SAB 5:Y.

Management, page 62

45. Please disclose the information required by Items 402(g) and
(h)
of Regulation S-K.  See Item 19(a)(7)(ii) of Form S-4.

Audit Committee Financial Expert, page 63

46. Please disclose whether Mr. Joffe is independent, as that term is defined under Item 7(3)(d)(iv) of Schedule 14A. See Item 401(h) of
Regulation S-K.  Please also refer to Item 19(a)(7)(i) of Form S-
4.

Compensation Committee Interlocks and Insider Participants, page
63

47. Please revise this section to provide the information required by
Item 402(j) of Regulation S-K.

Certain Relationships and Related Transactions, page 66

48. Please state whether you believe that the transactions you describe in this section are on terms at least as favorable to your company as you would expect to negotiate with unrelated third parties.

49. Please identify the related party referenced in the fifth paragraph.

Description of Other Indebtedness, page 68

50. Please delete the second sentence of the introductory paragraph, as the summary should be materially complete. In addition, please clarify that the summary sets forth the material terms of the agreements governing your indebtedness.

Senior Unsecured Credit Facility, page 68

51. We note the statement in the fourth paragraph that after giving effect to the use of proceeds from the sale of the original notes that you will have no outstanding borrowings under the senior unsecured credit facility. Please reconcile with the capitalization table on page 33, which show there will be $ 23.7 million outstanding on an as adjusted basis.

52. We note the disclosure in the sixth paragraph. Please disclose whether you are in compliance with these covenants as of the most recent practicable date.



Description of the Notes, page 70

53. Please remove the statement in the second sentence of the second paragraph that your summary is qualified by reference to the indenture, as it is inconsistent with Rule 411 of Regulation C.

Certain Covenants, page 75

54. We note the statement that the "indenture will contain, among others, the following covenants." It appears that the indenture is outstanding. Please revise accordingly.

55. Please disclose whether you are in compliance with the covenants under the indenture as of the most recent practicable date.

Where You Can Find More Information, page 120

56. Please delete the fourth sentence of the first paragraph. The disclosure in your prospectus regarding any contracts, agreements and other documents should be materially complete.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

57. Request that your auditors revise their report to include a conformed signature and the city and state where issued as required by Rule 2-02(a) of Regulation S-X.

Note 1 - Summary of Significant Accounting Policies, Presentation, page F-7

58. Please demonstrate to us how you determined that that your homebuilding operations have similar economic characteristics as required by SFAS 131.

Note 1 - Summary of Significant Accounting Policies, Inventory, page
F-7

59. Please disclose how you allocate the costs you capitalize in inventory.

60. Based on your disclosed policy related to how you assess inventory for impairments, it is not clear to us if you evaluate homes under construction and land held for sale in accordance with paragraph 34 of SFAS 144. Please revise and clarify your disclosed policy here and under critical accounting policies in MD&A or explain to us how your disclosed policy fully complies with SFAS 144.

Note 1 - Summary of Significant Accounting Policies, Revenue
Recognition, page F-8

61. We note that you design, build and market single-family detached homes, town homes and stacked-flat condominiums. If applicable, please expand your revenue recognition policy for each type of unit you sell. In addition, please address the specific conditions required for you to recognize revenue related to land sales and explain to us if and how any additional land development activities, as disclosed under restricted cash, impact your policy.

Note 1 - Summary of Significant Accounting Policies, Warranty
Costs,
page F-9

62. We note that you provide various warranties and that you establish a liability on a per home basis for expected warranty-related costs. Based on your disclosures here and under critical accounting policies in MD&A, it is not clear to us if your warranty liability includes all warranties or only those that are self-insured. If your warranty liability does not include all warranties, please explain to us how your presentation complies with FIN39.

Note 10 - Subsequent Event, page F-21

63. Based on your disclosures and the structure of the senior subordinated notes you issued, it appears to us that you are attempting to comply with Rule 3-10(d)(note 5) of Regulation S-X. If true, please revise the notes to your audited financial statements to disclose:

* the parent company co-issued the securities;
* the parent company has "no independent assets or operations";
* the subsidiary co-issuer is "a 100% owned finance subsidiary of the parent company";
* all of the parent company`s subsidiaries, other than the subsidiary co-issuer, have guaranteed the securities;
* all of the guarantors are "100% owned"; and
* all of the guarantees are "full and unconditional" and "joint and several".

If each of the above is not true, please tell us why you believe your current presentation complies with Rule 3-10. In addition, please provide the narrative disclosures specified in Rules 3-10(i)(9) and
(i)(10).



Part II - Information No Required in Prospectus

Item 21. Exhibits and Financial Statement Schedules, page II-10

64. Please file each of the following as an exhibit to your registration statement:

* the note disclosed in the last paragraph under the heading
"Certain
Relationships and Related Transactions" on page 66; and

* the note disclosed under the heading "Promissory Note" on page
69.

Item 22. Undertakings, page II-13

65. Please provide the undertakings required by Item 512(a) of Regulation S-K.

66. Please delete the first undertaking, as you are not permitted to incorporate your subsequent Exchange Act documents into your prospectus.

Signatures

67. It does not appear that Ashton Woods Construction LLC signed the registration statement. We note that Ashton Construction signed the registration statement on page II-18, but this entity does not appear to be a co-registrant. Please revise accordingly.

68. We note that Ashton Houston Residential LLC signed the registration statement twice on page II-15 and that Ashton Houston Development LLC did not sign the registration statement. Please revise accordingly.

Exhibit 25.1

69. Please advise us as to the authority you relied upon to include the disclaimer set forth under the heading "Note" on page 3.

70. Please disclose the filing date of the registration statement from which you have incorporated Exhibits 1 through 4.

Exhibit 99.1

71. Please delete the language requiring a security holder to acknowledge or certify that he or she has "read," "reviewed" or "understands" all of the terms of your exchange offer.

72. We note the disclosure in the section entitled
"Irregularities"
regarding waiving conditions to your exchange offer. In the event that you waive a condition, you must waive it as to all security holders. Please revise accordingly.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Melinda Hooker, Staff Accountant, at (202)
551-
3732 or, in her absence, Anne McConnell, Senior Staff Accountant, at
(202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Chris Edwards, Special Counsel, at (202) 551-3742 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Ms. Elizabeth Noe, Esq.
Paul, Hastings, Janofsky & Walker LLP
600 Peachtree Street, N.E., Suite 2400
Atlanta, GA 30308
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Mr. Robert Salomon
Ashton Woods USA L.L.C.
December 20, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE